FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Approval of Moderna’s COVID-19 Vaccine in Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 21, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Takeda Announces Approval of Moderna’s COVID-19 Vaccine in Japan
•The Ministry of Health, Labour and Welfare (MHLW) Grants Regulatory Approval of Moderna’s COVID-19 Vaccine (COVID-19 Vaccine Moderna Intramuscular Injection) Following Positive Interim Results in Takeda’s Phase 1/2 Immunogenicity and Safety Clinical Trial
•Interim Results Indicate Immune Response Consistent with Moderna’s Pivotal Phase 3 COVE Trial Results
•Takeda Will Immediately Begin Distribution in Japan

OSAKA, Japan, May 21, 2021 -- Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that the Ministry of Health, Labour and Welfare (MHLW) granted special approval under article 14-3 of the Pharmaceuticals and Medical Devices Act for emergency use of Moderna’s mRNA COVID-19 vaccine, TAK-919, now known as COVID-19 Vaccine Moderna Intramuscular Injection, in Japan. The approval is based on positive clinical data from Takeda’s Phase 1/2 immunogenicity and safety clinical trial of Moderna’s COVID-19 vaccine in Japan, which showed an immune response consistent with results from Moderna’s pivotal Phase 3 COVE trial conducted in the United States. Takeda plans to begin distribution in Japan immediately.

“This is an important step in Takeda’s support of Japan’s pandemic response,” said Rajeev Venkayya, president of the Global Vaccine Business Unit at Takeda. “Moderna’s vaccine has demonstrated an excellent safety and effectiveness profile to date, and we are excited to make it available to the Japanese population.”

The approval is the result of a three-way agreement announced in October 2020 with Moderna and Government of Japan’s Ministry of Health Labour and Welfare (MHLW) to distribute 50 million doses of TAK-919 in Japan in the first half of 2021. Takeda also entered into a collaboration with Novavax to develop, manufacture and commercialize Novavax’ COVID-19 vaccine candidate (TAK-019) in Japan.

Takeda’s efforts to bring the COVID-19 Vaccine Moderna Intramuscular Injection and Novavax’ vaccine candidates to Japan are supported by the MHLW and the Japan Agency for Medical Research and Development (AMED).

TAK-919 Clinical Trial and Results

Takeda is conducting a placebo-controlled Phase 1/2 study in Japan to evaluate the safety and immunogenicity of two vaccinations of TAK-919 given 28 days apart. Takeda enrolled 200 participants aged 20 years and older. Each participant was assigned to receive a placebo or a 0.5 ml dose of TAK-919 at both vaccinations. Participants will be followed for 12 months after the second vaccination.

This interim analysis showed that binding antibody and neutralizing antibody titers were elevated at 28 days after the second dose in 100% of people vaccinated with two 0.5ml doses of TAK-919 given 28 days apart. The vaccine candidate was generally well-tolerated with no significant safety concerns reported. Takeda intends to publish additional data in a peer-reviewed journal.

About Takeda’s COVID-19 Efforts

Takeda is taking a comprehensive approach to treat and prevent COVID-19 today, and future pandemics through multiple activities and partnerships including, but not limited to:
•Hyperimmune globulin: Takeda co-founded the CoVIg-19 Plasma Alliance and joined forces with other leading plasma companies to evaluate a hyperimmune globulin medicine in a global clinical trial. While the data did not meet its endpoints, the program has contributed to the scientific understanding of antibody-based treatment to address the virus and highlighted the broader therapeutic value and importance of plasma to treat rare diseases.
•Additional therapeutics: The company has assessed existing Takeda products for activity against the COVID-19 virus and co-founded the COVID R&D Alliance. In addition, Takeda has joined the Innovative Medicines Initiative (IMI) CARE consortium, the Accelerating COVID-19 Therapeutic Interventions and Vaccines (ACTIV) partnership and the COVID RED project.
•Vaccines: Takeda has partnered with the Government of Japan, Novavax and Moderna, to help accelerate the availability of COVID-19 vaccines. We are leveraging our extensive and well-established global manufacturing and supply capabilities and building upon our existing influenza pandemic preparedness efforts in Japan. Takeda also announced a mutual agreement with IDT Biologika GmbH (IDT) to utilize capacity at IDT for three months previously reserved for Takeda’s dengue vaccine candidate to manufacture the single-shot COVID-19 vaccine developed by Janssen Pharmaceutical Companies of Johnson & Johnson. Takeda supports our partners and alliances in a shared goal to rapidly discover, develop and deliver effective treatments and vaccines for COVID-19 and ensure preparedness for future pandemics.

Takeda’s Commitment to Vaccines

Vaccines prevent 2 to 3 million deaths each year and have transformed global public health. For the past 70 years, Takeda has supplied vaccines to protect the health of people in Japan. Today, Takeda’s global vaccine business is applying innovation to tackle some of the world’s most challenging infectious diseases, such as dengue, COVID-19, Zika and norovirus. Takeda’s team brings an outstanding track record and a wealth of knowledge in vaccine development, manufacturing and global access to advance a pipeline of vaccines to address some of the world’s most pressing public health needs. For more information, visit www.TakedaVaccines.com.

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries. For more information, visit https://www.takeda.com.

Media Contacts:

Japanese Media
Ryoko Matsumoto
ryoko.matsumoto@takeda.com
+81 (0) 3-3278-3414

Media Outside Japan
Catherine Wilson
catherine.wilson@takeda.com
+1 440-488-6242

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/ reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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